Exhibit 12.2

HCP

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	201,857	365,365
Rental Expense	2,227	3,528
Capitalized Interest	1,139	5,411
Fixed Charges	205,223	374,304
Earnings:
Pretax Income from Continuing Operations before Minority Interest and Income from Equity Investees	47,824	79,575
Add Back Fixed Charges	205,223	374,304
Add Distributed Income from Equity Investees	5,898	227
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(48)	(2,159)
Less Capitalized Interest	(1,139)	(5,411)
Less Minority Interest from Subsidiaries without Fixed Charges	(2,885)	(4,489)
Total	254,873	442,047
Ratio of Earnings to Fixed Charges	1.24	1.18

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	201,857	365,365
Preferred Stock Dividend	10,566	21,130
Rental Expense	2,227	3,528
Capitalized Interest	1,139	5,411
Fixed Charges	215,789	395,434
Earnings (see above)	254,873	442,047
Ratio of Earnings to Fixed Charges	1.18	1.12